UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 5)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
OLINK HOLDING AB (PUBL)
(Name of Subject Company (Issuer))

ORION ACQUISITION AB
(Offeror)
a direct, wholly owned subsidiary of

THERMO FISHER SCIENTIFIC INC.
(Ultimate Parent of Offeror)
Common Shares, quota value SEK 2.431906612623020 per Share
American Depositary Shares (“ADSs”), each representing one Common Share, quota value SEK 2.431906612623020 per Share
(Title of Class of Securities)
680710100*
(CUSIP Number of Class of Securities)

Michael A. Boxer
Senior Vice President and General Counsel
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451
Telephone: (781) 622-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Ting S. Chen
Bethany A. Pfalzgraf
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
+1 (212) 474-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing one (1) Common Share.

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 31, 2023, by Thermo Fisher Scientific Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the tender offer (the “Offer”) by Orion Acquisition AB, a private limited liability company organized under the laws of Sweden (“Buyer”), a direct, wholly owned subsidiary of Parent, to purchase all of the outstanding common shares, quota value SEK 2.431906612623020 per share (the “Shares”), and all of the outstanding American Depositary Shares, each representing one Share (the “ADSs” and together with the Shares, the “Offer Securities”), of Olink Holding AB (publ), Reg. No. 559189-7755, a public limited liability company organized under the laws of Sweden (“Olink”), in exchange for $26.00 per Share (that is not represented by an ADS) or $26.00 per ADS, as applicable, in cash, without interest (such amount per Share and ADS paid pursuant to the Offer in accordance with the Purchase Agreement (as defined in the Schedule TO)), and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 31, 2023 (together with any amendments and supplements thereto, the “Offer to Purchase”), the related ADS Letter of Transmittal and the related Acceptance Form for Shares, copies of each of which are attached to the Schedule TO as exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively.
This Amendment is being filed to amend and restate the original Offer to Purchase, dated October 31, 2023 and filed as Exhibit (a)(1)(A) to the Schedule TO, in order to clarify and expand upon certain disclosures regarding the Offer in response to comments from the Commission.
Items 1 through 9 and Item 11.
The Amended and Restated Offer to Purchase, filed as Exhibit (a)(1)(H) to this Amendment (the “Amended and Restated Offer to Purchase”), hereby amends and replaces in its entirety the original Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and all information contained in the Amended and Restated Offer to Purchase is hereby incorporated by reference in response to Items 1 through 9 and Item 11 of the Schedule TO to the extent such Items incorporate by reference the information contained in the Offer to Purchase. Items 1 through 9 and Item 11 in this Schedule TO are hereby amended and supplemented as provided in the Amended and Restated Offer to Purchase filed herewith.
Amendments to the Exhibits to the Schedule TO
All references to the “Offer to Purchase” set forth in the Form of ADS Letter of Transmittal (Exhibit (a)(1)(B)), Form of Acceptance Form for Shares (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Regarding ADSs (Exhibit (a)(1)(D)), Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Regarding ADSs (Exhibit (a)(1)(E)) and Form of Letter to Shareholders of Olink Holding AB (publ) and Other Market Participants Regarding Shares (Exhibit (a)(1)(F)) are hereby amended and replaced with “Offer to Purchase (as amended or supplemented from time to time)”.

Item 12.	Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the exhibit filed herewith:
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 31, 2023.**
(a)(1)(B)	Form of ADS Letter of Transmittal.**
(a)(1)(C)	Form of Acceptance Form for Shares.**
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Regarding ADSs.**
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Regarding ADSs.**
(a)(1)(F)	Form of Letter to Shareholders of Olink Holding AB (publ) and Other Market Participants Regarding Shares.**
(a)(1)(G)	Text of Summary Advertisement as published in The New York Times on October 31, 2023.**
(a)(1)(H)	Amended and Restated Offer to Purchase, dated November 30, 2023.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)
Joint Press Release, dated October 17, 2023, issued by Thermo Fisher Scientific Inc. and Olink Holding AB (publ) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. on October 17, 2023 (File No. 001-08002)).**

(a)(5)(B)
Letter to Employees from Chairman, President and Chief Executive Officer, dated October 17, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. on October 17, 2023 (File No. 005-93360)).**

(a)(5)(C)
Letter to Employees from Executive Vice President, dated October 17, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. on October 17, 2023 (File No. 005-93360)).**

(a)(5)(D)	Corporate Social Media Posts on October 17, 2023 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. on October 17, 2023 (File No. 005-93360)).**
(a)(5)(E)
Letter to Partners / Suppliers, dated October 17, 2023 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. on October 17, 2023 (File No. 005-93360)).**

(a)(5)(F)	Letter to Customers, dated October 17, 2023 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. on October 17, 2023 (File No. 005-93360)).**
(a)(5)(G)
Excerpt from transcript of Q3 2023 Earnings Call held on October 25, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. on October 25, 2023 (File No. 005-93360)).**

(a)(5)(H)	Press Release, dated October 31, 2023.**
(a)(5)(I)	Website published by DNB Markets, a part of DNB Bank ASA, Sweden Branch, on November 2, 2023.**
(a)(5)(J)	Email to Nominees and Other Market Participants Holding Olink Holding AB (publ) Common Shares from DNB Markets, a part of DNB Bank ASA, Sweden Branch, on November 6, 2023.**
(a)(5)(K)	Message to former and current Olink Holding AB (publ) employees on the employee portal website published by Global Shares on November 13, 2023.**
(a)(5)(L)	Email to former and current Olink Holding AB (publ) employees from Global Shares on November 13, 2023.**
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Purchase Agreement, dated as of October 17, 2023, by and between Thermo Fisher Scientific Inc. and Olink Holding AB (publ).**
(d)(2)	Tender and Support Agreement, dated October 17, 2023, by and among Thermo Fisher Scientific Inc., and certain Shareholders of Olink Holding AB (publ).**
(d)(3)	Transfer Restriction Agreement, dated October 17, 2023, by and among Thermo Fisher Scientific Inc. and certain Shareholders of Olink Holding AB (publ).**

Exhibit No.	Description
(d)(4)	Confidentiality Agreement, effective as of June 25, 2023, by and between Thermo Fisher Scientific Inc. and Olink Holding AB (publ).**
(d)(5)	Exclusivity Letter, dated as of October 13, 2023, by and between Thermo Fisher Scientific Inc. and Olink Holding AB (publ).**
(d)(6)	Offer Letter, dated as of October 16, 2023, from Thermo Fisher Scientific Inc. to Jon Heimer.**
(d)(7)	Selling Shareholder Agreement, dated as of October 16, 2023, by and between Thermo Fisher Scientific Inc. and Jon Heimer.**
(d)(8)	Offer Letter, dated as of October 16, 2023, from Thermo Fisher Scientific Inc. to Carl Raimond.**
(d)(9)	Noncompetition Agreement, dated as of October 16, 2023, by and between Thermo Fisher Scientific Inc. and Carl Raimond.**
(d)(10)	Retention Bonus Agreement, dated as of October 16, 2023 by and between Thermo Fisher Scientific Inc. and Carl Raimond.**
(d)(11)	Selling Shareholder Agreement, dated as of October 16, 2023, by and between Thermo Fisher Scientific Inc. and Carl Raimond.**
(d)(12)	Selling Shareholder Agreement, dated as of October 16, 2023, by and between Thermo Fisher Scientific Inc. and Rickard El Tarzi.**
(d)(13)	Selling Shareholder Agreement, dated as of October 16, 2023, by and between Thermo Fisher Scientific Inc. and Ida Grundberg.**
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.**
*	Filed herewith.
**	Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Thermo Fisher Scientific Inc.
By:
/s/ Michael A. Boxer
	Name:	Michael A. Boxer
	Title:	Senior Vice President and General Counsel
	Date:	November 30, 2023
Orion Acquisition AB, a direct, wholly owned subsidiary of Thermo Fisher Scientific Inc.
By:
/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Chairman and Director
	Date:	November 30, 2023